

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Dennis Zeitler
Senior Vice President – Finance,
 Principal Financial and Accounting Officer
Mine Safety Appliances Company
121 Gamma Drive
Pittsburgh, Pennsylvania 15238

> **Re: Mine Safety Appliances Company**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-15579**

Dear Mr. Zeitler:

We have reviewed your letter dated November 24, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Note 19 – Contingencies, page 58

1.   Please refer to our prior comment 1. We see from your response that you record a liability when you learn of information sufficient to determine that it is probable you will incur a loss and when you have information sufficient to reasonably estimate the amount of loss. Given the significance of the claims please tell us whether you maintain a reserve related to claims that have been incurred but not yet reported. If so, please tell us the amount of the liability and how you determined such amount. If you do not, please explain. Please include your consideration of the guidance at FASB ASC 450-20-05 and 450-20-25 as part of your response.

2.   Please refer to our prior comment 7. As part of your proposed disclosure we see that you believe that the disposition of cumulative trauma product liability lawsuits that are

Dennis Zeitler
Mine Safety Appliances Company
January 14, 2011
Page 2

pending against you will not have a materially adverse effect on your results of operations, financial condition or liquidity. Please tell us how you reached this conclusion considering the cash outlays you are making while you wait for reimbursement from your insurance companies and the significance of the receivable to your balance sheet. Please revise your proposed disclosure to clearly explain how these product liability claims and your related litigation with your insurance companies are currently affecting your results of operations, financial condition and liquidity.

3.   We also see from your proposed disclosure that your insurance coverage available is substantial. Please revise your proposed disclosure to further define 'substantial' so that investors can better understand the availability and the related limits on those insurance policies.

4.   In consideration of the disclosure requirements of SAB Topic 5.Y. and the significance of the related insurance receivable, please provide additional disclosure regarding your insurance receivable, including the balance of the receivable at each period reported, and amounts added and collected in each period. In conjunction with the table, please clearly provide investors with an explanation as to why the receivable continues to accumulate, why the collections are currently limited, the period over which you intend to collect amounts related to the receivable, as well as a discussion as to how you concluded collection is probable.

5.   We note your proposed disclosure indicates that the entire receivable is reported as other non-current assets, however, this does not appear to be consistent with your balance sheet presentation. Please revise your proposed disclosure as necessary.

6.   We see from your response that you do not believe that disclosure of specific settlement costs incurred in the reporting periods, average costs per settled claim, or aggregate settlement, administrative, and legal costs is necessary because your uninsured costs have not been material. Please clarify for us why you believe this disclosure requirement is limited to only your uninsured claims. Please revise your proposed disclosure to include those disclosures as required by SAB Topic 5.Y. for all related product liability claims.

Acknowledgements

7.   Please provide us the written acknowledgments from the company that are included at the end of this letter.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Julie Sherman at (202) 551-3640 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief